Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

April 28, 2009	William R. Kolb, Esq. 617 832 1209 direct wkolb@foleyhoag.com

Song P. Brandon, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Galaxy Nutritional Foods, Inc.
Schedule TO-T/A Filed on March 11, and 17, 2009
Filed by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital
and Galaxy Partners, L.L.C.
File No. 005-39072

Schedule 13E-3/A Filed March 11, 2009
Filed by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital
and Galaxy Partners, L.L.C.
File No. 005-39072

Dear Ms. Brandon:

Set forth below are supplemental responses to certain of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated March 25, 2009 (the “Letter”), relating to the filings made by Andromeda Acquisition Corp. (“AAC”), MW1 LLC (“MW1”), Mill Road Capital, L.P. (“Mill Road”) and Galaxy Partners, L.L.C. (“Galaxy Partners”) indicated above. The below responses supplement our responses contained in a letter dated April 14, 2009 and filed with the SEC on such date. Each of our supplemental responses follows the corresponding numbered comment contained in the Letter.

Joint Schedule TO-T/A and Schedule 13E-3/A

1.     SEC Comment: We note your response to comment 5 and reissue the comment. We continue to believe that each of the entities and individuals referenced in our prior comment 5 may be considered filing persons for purposes of the Rule 13e-3. For example, we note the sole general partner of Mill Road is MRCGP, which is in turn controlled by three individuals. We also understand based on your disclosure in Schedule IV that these three

Song P. Brandon, Esq.

April 28, 2009

individuals beneficially own approximately 51% of Galaxy Nutritional shares. With respect to the individuals controlling Galaxy Partners, we note in particular that Timothy S. Krieger, a current board member of Galaxy Nutritional as disclosed in Schedule IV “has the sole voting authority” over all of the shares of Galaxy Nutritional held by Galaxy Partners. Please provide us with an analysis as to why you do not believe each entity or individual referenced above should not be identified as a filing person in the Schedule 13E-3. In your analysis, please discuss how much beneficial ownership each entity or person has in Galaxy Nutritional and will have after the going private transaction, whether any of the individuals referenced above will occupy any board or senior management positions with Galaxy Nutritional after the going private transaction, and whether any of the entities or individuals will otherwise be in a position to “control” (within the meaning of Rule 12b-2) Galaxy Nutritional after the going private transaction either indirectly or directly through the ownership of voting securities, contract or otherwise.

1.     Response: In response to the Staff’s comment, we have revised (i) the joint Schedule TO-T/A and Schedule 13E-3/A and (ii) the disclosure in the Offer to Purchase, in each case to reflect Timothy Krieger’s status as a filing person for purposes of the Schedule 13E-3. With respect to Mill Road Capital GP LLC (“MRCGP”) and the three individuals identified on Schedule II of the Offer to Purchase as controlling MRCGP (the “Mill Road Persons”), we respectfully submit that such persons should not be identified as filing persons for purposes of the Schedule 13E-3, on the basis of their less than ten percent (10%) equity interest in Galaxy Nutritional Foods, Inc. (the “Company”) and lack of a control relationship with the Company. Mill Road owns 559,608 shares of common stock of the Company (“Common Stock”), representing approximately 2.1% of the outstanding shares of Common Stock. MRCGP, as the sole general partner of Mill Road, and each of the Mill Road Persons, as a management committee director of MRCGP (who by virtue of such position has the shared authority to vote and dispose of the 559,608 shares of Common Stock owned by Mill Road), each beneficially owns 559,608 shares of Common Stock. Because such shares represent approximately 2.1% of the outstanding shares of Common Stock, neither MRCGP nor any of the Mill Road Persons is presumed to be an affiliate of the Company. In addition, none of such persons is a director or principal officer of the Company, and, as such, no such person directly or indirectly controls the Company. Based on the level of Common Stock ownership and the lack of a control relationship with the Company, we believe that MRCGP and the Mill Road Persons are not affiliates of the Company subject to Rule 13e-3, and therefore should not be treated as filing persons for purposes of the Schedule 13E-3.

Background of the Offer; Contacts with the Company, page 27

6.     SEC Comment: We note your response to comment 19 and your supplemental response indicating that no Schedule 13E-3 filing was made in connection with Galaxy Partners’ acquisition of the 51% interest in Galaxy Nutritional in November 2008 because Galaxy Nutritional had been contemplating a reverse stock split prior to acquisition. It is unclear to us why Galaxy Nutritional’s contemplation of a reverse stock split would factor against Galaxy Partner’s consideration of the applicability of Rule 13e-3 in connection its

Song P. Brandon, Esq.

April 28, 2009

acquisition of the 51% interest in Galaxy Nutritional. Please advise us why you believe Galaxy Partners was not required to file a Schedule 13E-3 at the time it made the acquisition.

6.     Response: We believe that Galaxy Partners was not required to file a Schedule 13E-3 in connection with its acquisition of a 51% interest in the Company in November 2008, because Galaxy Partners was neither an issuer purchasing its own equity securities nor an affiliate of the Company purchasing equity securities of the Company. Galaxy Partners’ November 2008 acquisition of 13,811,120 shares of Common Stock (or an approximate 51% interest in the Company) was not a purchase of equity securities by the issuer of such equity securities. In addition, at the time of the acquisition of its 51% interest in the Company, Galaxy Partners had no existing ownership interest in the Company. Galaxy Partners therefore was not an affiliate of the Company at the time of the acquisition. As such, the acquisition was not a first step in a series of transactions intended or reasonably likely to result in a going-private effect. For these reasons, we respectfully submit that Galaxy Partners was not required to file a Schedule 13E-3 at the time of its acquisition of a 51% interest in the Company in November 2008.

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We are filing herewith Amendment No. 5 to the joint Schedule TO-T/13E-3 filed with the SEC on February 13, 2009, as amended by Amendment No. 1 filed with the SEC on March 11, 2009, Amendment No. 2 filed with the SEC on March 17, 2009, Amendment No. 3 filed with the SEC on March 31, 2009 and Amendment No. 4 filed with the SEC on April 14, 2009. We will send to you separately via overnight courier or email, for your convenience, a copy of the amended Offer to Purchase, marked to indicate the changes referred to herein.

Please do not hesitate to call me at (617) 832-1209 with any questions. Thank you for your assistance.

Sincerely,

/s/ William R. Kolb

William R. Kolb

WRK

cc:	Thomas E. Lynch
Justin Jacobs
Peter M. Rosenblum
Timothy Krieger